Filed by Tele Norte Leste Participações S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Coari Participações S.A.

Commission File No.: 132-02657

Subject Company: Brasil Telecom S.A.

Commission File No.: 001-15256

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY TELE NORTE LESTE PARTICIPAÇÕES S.A., TELEMAR NORTE LESTE S.A., COARI PARTICIPAÇÕES S.A. AND BRASIL TELECOM S.A. RELATING TO THE PROPOSED MERGER OF SHARES BETWEEN COARI PARTICIPAÇÕES S.A. AND BRASIL TELECOM S.A. AND THE MERGER OF COARI PARTICIPAÇÕES S.A. WITH AND INTO TELEMAR NORTE LESTE S.A.

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Additional Information and Where to Find It:

This communication contains information with respect to:

•	the proposed merger of shares (incorporação de ações) between Coari Participações S.A. (“Coari”) and Brasil Telecom S.A. (“Brasil Telecom”);

•	and the proposed merger (incorporação) of Coari with and into Telemar Norte Leste S.A. (“Telemar”).

In connection with the proposed merger of shares between Coari and Brasil Telecom, Coari has filed with the U.S. Securities and Exchange Commission (the “Commission”) (1) a registration statement on Form F-4, containing a preliminary prospectus that was mailed to the shareholders of Brasil Telecom, and (2) other documents regarding the proposed merger of shares.

In connection with the proposed merger of Coari with and into Telemar, Telemar plans to file with the Commission (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Coari, and (2) other documents regarding the proposed merger.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed share exchange and the proposed merger.

Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed share exchange and the proposed merger, when available, free of charge on the Commission’s website at www.sec.gov or from the issuer of the relevant securities, Coari or Telemar, as applicable.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to Tele Norte Leste Participações S.A., Telemar, Coari and Brasil Telecom, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

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TELE NORTE LESTE PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.134/0001-58 NIRE 33.3.0026253-9 Publicly-traded Company	TELEMAR NORTE LESTE S.A. CNPJ/MF No. 33.000.118/0001-79 NIRE 33.3.0015258-0 Publicly-traded Company

COARI PARTICIPAÇÕES S.A. CNPJ/MF No. 04.030.087/0001-09 NIRE 35.3.0018062-3 Publicly-traded Company	BRASIL TELECOM S.A. CNPJ/MF No. 76.535.764/0001-43 NIRE 53.3.0000622–9 Publicly-traded Company

MATERIAL FACT

Pursuant to CVM Instruction No. 358/02 and following the notice of Material Fact released on April, 3, 2009, Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“TMAR”), Coari Participações S.A. (“Coari”) and Brasil Telecom S.A. (“BrT” and, together with TNL, TMAR and Coari, the “Companies”) hereby disclose the following:

1. In accordance with the information released in the Material Fact dated April 3, 2009, as a result of the acquisition of Brasil Telecom Participações S.A. (“BrT Part”) and BrT by TMAR on January 8, 2009 (the “BRT Acquisition”), the Companies began the process of revision and reconciliation of accounting practices and estimates used by TNL and TMAR, on one the one hand, with those of BrT Part and BrT, on the other hand (“Revision for Reconciliation”).

2. During the process of Revision for Reconciliation, BDO Trevisan Auditores Independentes (“BDO”) was hired to validate data related to legal contingencies in connection with civil legal claims with respect to the rights of holders of Financial Interest Agreements, particularly in the State of Rio Grande do Sul (the “Legal Suits”), and considering the effects of Precedent No. 371/2009 of the Superior Court of Justice (the “STJ Precedent”), which provided a basis for reducing the amounts owed with respect to the Legal Claims.

3. On January 13, 2010, BDO delivered the result of its work to the Companies, concluding that (i) the number of Legal Suits considered in the estimates prepared prior to that date is adequate; and (ii) the procedural stage of the Legal Suits considered in the estimates is different from that effectively verified by BDO, because the number of Legal Suits with respect to which final and unappealable judgments had been rendered prior to the STJ Precedent is greater than the number used to produce the estimates.

4. The premises of risk evaluation adopted by BrT following the BRT Acquisition that resulted in the announcement of the Material Fact dated April 3, 2009 are influenced by the dates on which the judgments in individual Legal Suits became final and unappealable because the STJ Precedent has not been considered applicable to the Legal Suits that became final and unappealable prior to the date of the STJ Precedent.

5. Therefore, the application of the premises of risk evaluation that resulted in the amounts of provision announced in the Material Fact dated April 3, 2009 to the adjusted number of final and unappealable Legal Suits results in an increase of that specific provision in the gross amount of R$1,290 million, which will be recognized in the financial statements of BrT for the fiscal quarter and the year ended in December 31, 2009. As a result, the total gross adjustment in the provision related to such contingency will be of R$2,535 million.

6. The Companies also disclose that as a result of such facts, the Companies decided to postpone the process of the share exchange between BrT and Coari and the merger of Coari into TMAR, since the proposed exchange ratio for the merger of Coari into TMAR did not consider the effects of the accounting adjustment mentioned above, in order to preserve the balance between the bases of minority shareholders involved, essentially those of BrT and TMAR and, indirectly, of TNL, with the purpose of securing an equitable exchange ratio.

7. As a result, the Companies disclose that they will carry out studies in order to adjust the exchange ratio proposed in the Material Fact dated April 25, 2008, to maintain an equitable exchange ratio and to preserve the balance between the shareholders of the companies involved in the merger of Coari into TMAR. The Companies hereby disclose that the adjusted exchange ratio will be voluntarily submitted, at a shareholders meeting, for the approval of the non-controlling holders of common and preferred shares of BrT or the company that will eventually succeed such shareholder base.

Rio de Janeiro, January 14, 2010

Alex Waldemar Zornig

Investor Relations Officer

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to TNL, TMAR, Coari and BrT, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.